UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 7, 2018

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

SIERRA WIRELESS®

Q1 2018 | First Quarter Report

For the three months ended March 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2018, and up to and including May 7, 2018. This MD&A should be read together with our unaudited interim consolidated financial statements for the three month periods ended March 31, 2018 and March 31, 2017, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2017 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or "GAAP"). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest U.S. GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; expectations regarding the recent acquisition of Numerex Corp. ("Numerex"); estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations in respect of our next generation Narrowband IoT; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

•	risks related to the recent acquisition of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of or significant demand fluctuations from any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, cyber-security vulnerabilities or other quality issues;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	difficult or uncertain global economic conditions;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is an Internet of Things ("IoT") pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start their IoT deployments with Sierra Wireless because we provide an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide rely on our expertise in delivering fully-integrated solutions to reduce complexity, turn edge network data into intelligent decisions and get their connected products and services to market faster.

We operate our business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) IoT Services. In the fourth quarter of 2017, our former Cloud and Connectivity Services segment was renamed IoT Services.

OEM Solutions
As a leading embedded module vendor, we provide standards-based wireless technologies and support open source initiatives that help OEMs and system integrators get their products to market faster. We make it easy to embed cellular, Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies, as well as manage connectivity, devices and data through our cloud platform. Our OEM Solutions segment includes embedded cellular modules, short range wireless modules, GNSS modules, software and tools for OEM customers who integrate wireless connectivity into their products and solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, smart home, healthcare and others. Within our OEM Solutions segment, our embedded cellular wireless module product portfolio spans second generation ("2G"), third generation ("3G"), fourth generation ("4G") Long-Term Evolution ("LTE") and Low Power Wide Area ("LPWA") technologies, short range modules focused on Bluetooth and Wi-Fi technologies and GNSS. Our broad product portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato which is an open source, Linux-based platform.

Enterprise Solutions
Our Enterprise Solutions segment provides secure networking solutions comprised of routers and gateways complemented by cloud-based or on-premise software for secure device and network management. Our networking solutions address a range of key segments within the mobility, industrial and enterprise markets. Sierra Wireless AirLink gateways and routers have strong brand recognition with network operators, value added resellers and end customers. Our gateways and routers are known for their high reliability and technical capability in mission critical applications deployed in hostile environmental conditions. These gateways leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking.
We sell our AirLink gateways and routers through channel partners in a two-tier distribution model worldwide. Our Enterprise Solutions team also includes a direct sales force and an expert technical team which engages with key customers in each of our target segments.

IoT Services
Our IoT Services segment enables the digital transformation of enterprises through integrated IoT services. This segment is comprised of three main areas of operation: (i) our cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; (ii) our global cellular connectivity services, which include our Smart SIM and core network platforms; and (iii) our managed broadband cellular services, which include a combination of hardware, high speed connectivity and cloud services. These cloud, connectivity and broadband services have been integrated to support our device-to-cloud strategy and enable worldwide IoT deployments by our customers. Our solution makes it simpler to rapidly build and scale IoT applications while de-risking the deployment process. Sierra Wireless offers the broadest array of cloud and connectivity services to connect customers to the mobile network, manage devices and power their IoT services.

In December 2017, we acquired all of the outstanding shares of Numerex in a stock-for-stock merger transaction. This acquisition added a portfolio of managed end-to-end IoT solutions including smart devices, network connectivity and service applications capable of addressing the needs of a wide spectrum of vertical markets and industrial customers, to our existing IoT Services segment.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that will help us drive our strategy forward and expand our position in the IoT market.

First Quarter Overview
Our revenue of $186.9 million in the first quarter of 2018 represents an increase of 15.9% compared to the same period of 2017. The increase in revenue was driven by growth in each of our three reportable segments, notably in the IoT Services segment which included a full quarter of contribution from Numerex which we acquired in December 2017. Product revenue was $162.9 million, up 7.8% year-over-year and Services and Other revenue was $24.0 million, up 138.6% compared to the first quarter of 2017. In the first quarter of 2018 compared to the same period of 2017, OEM Solutions segment revenue increased by 2.1% to $135.2 million, Enterprise Solutions segment revenue increased by 34.5% to $29.2 million and IoT Services segment revenue increased significantly to $22.5 million compared to $7.1 million in the first quarter of 2017.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the first quarter of 2018 and the same period of 2017 positively impacted our gross margin by $0.9 million and increased our operating expenses by $2.1 million in the first quarter of 2018.
Financial highlights for the first quarter of 2018:
GAAP:

•	Revenue was $186.9 million, up 15.9% compared to $161.2 million in the first quarter of 2017.

•	Gross margin was 33.2% compared to 34.4% in the first quarter of 2017.

•	Loss from operations was $9.9 million, compared to a loss from operations of $1.3 million in the first quarter of 2017.

•	Net loss was $8.4 million, or $0.23 per diluted share, compared to a net loss of $92,000, or $0.00 per diluted share, in the first quarter of 2017.

•	Cash and cash equivalents were $70.6 million at the end of the first quarter of 2018, an increase of $5.6 million, compared to the end of the fourth quarter of 2017.
NON-GAAP(1):

•	Gross margin was 33.4% compared to 34.5% in the first quarter of 2017.

•	Earnings from operations were $3.8 million, down 58.7% compared to $9.2 million in the first quarter of 2017.

•	Adjusted EBITDA was $9.0 million compared to $12.6 million in the first quarter of 2017.

•	Net earnings were $3.3 million, or $0.09 per diluted share, compared to net earnings of $7.8 million, or $0.24 per diluted share, in the first quarter of 2017.

We adopted the new accounting standard for revenue recognition effective January 1, 2018. Our first quarter 2018 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly. See Note 2 and Note 3 of our interim consolidated financial statements for more details.

In addition, as of the first quarter of 2018 we have included a breakout of our revenue and cost of sales into product revenue and cost of sales, and service and other revenue and cost of sales. Product revenue and cost of sales includes all revenues and costs associated with the sale of our embedded cellular modules, intelligent routers and gateways, asset tracking devices, antennas and accessories, and Smart SIMs. Service and other revenue and cost of sales includes all revenues and costs associated with our cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2018	2017
	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$186,878	$690,727	$183,533	$172,560	$173,416	$161,218

Gross Margin
- GAAP	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
- Non-GAAP (1)	62,401	234,723	61,947	57,429	59,744	55,603

Gross Margin %
- GAAP	33.2%	33.9%	33.7%	33.2%	34.4%	34.4%
- Non-GAAP (1)	33.4%	34.0%	33.8%	33.3%	34.5%	34.5%

Earnings (loss) from operations
- GAAP	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
- Non-GAAP (1)	3,803	39,636	9,482	9,501	11,441	9,212

Adjusted EBITDA(1)	$8,977	$54,653	$13,940	$13,204	$14,941	$12,568

Net earnings (loss)
- GAAP	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
- Non-GAAP (1)	3,294	34,519	9,208	7,717	9,814	7,780

Revenue by Segment:
OEM Solutions	$135,211	$554,537	$139,795	$137,850	$144,467	$132,425
Enterprise Solutions	29,200	101,535	31,879	26,277	21,661	21,718
IoT Services	22,467	34,655	11,859	8,433	7,288	7,075

Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
- Non-GAAP (1)	$0.09	$1.07	$0.28	$0.24	$0.31	$0.24
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
- Non-GAAP (1)	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

Common shares (in thousands)
At period-end	35,979	35,862	35,862	32,220	32,185	32,157
Weighted average - basic	35,912	32,356	33,136	32,200	32,167	31,909
Weighted average - diluted	35,912	32,893	33,136	32,735	32,766	31,909

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the first quarter of 2018:

•
We launched our AirLink LX60, the industry's first cloud-managed LPWA cellular router for commercial and enterprise IoT applications. The LX60, with LTE and LTE-M/NB-IoT variants, extends the AirLink Networking Solutions portfolio into new applications, including building automation, digital signage, taxis, automated teller machines, kiosks and point-of-sale terminals for both primary and backup connectivity.

•
Intellinium selected our device-to-cloud IoT solution for its smart safety shoe, designed to improve worker safety in remote, dangerous or noisy workplaces, such as construction sites, factories, mines, oil platforms, and commercial fishing and agriculture operations.

•	Girbau, a leading manufacturer of industrial laundry equipment, selected our device-to-cloud IoT solution to enable Sapphire, its new remote monitoring service for commercial laundry machines.

•
XSun selected our device-to-cloud IoT solution, including AirLink RV50 gateways, multi-operator smart connectivity services and the AirVantage IoT platform, for its solar-powered Unmanned Aerial Vehicle.

•
KDDI Corporation, a Japanese telecommunications and system integration provider, selected our AirPrime HL78 cellular modules for LTE-M IoT applications in a low power gas meter deployment. KDDI will be the world's first carrier to certify and provide its customers with our HL78 modules.

•
International Vending Alliance ("IVA"), the largest global network with 1.9 million vending machines in more than 70 countries, selected our Smart SIM and AirVantage IoT Platform to revolutionize vending service delivery. IVA is using a single Sierra Smart SIM for global connectivity across its network of machines and our AirVantage platform is enabling them to manage their subscriptions and monitor connectivity services.

•
Atlas Copco, a world-leading provider of sustainable productivity solutions, selected our device-to-cloud IoT solution to transform its industrial compressor business. By deploying our FX30 programmable gateways and cloud platform, Atlas Copco is leveraging machine intelligence on the factory floor to provide preventive maintenance, improve uptime and drive operating efficiencies.

Outlook
For the second quarter of 2018, we expect revenue to be in the range of $195 million to $203 million and non-GAAP earnings per share to be in the range of $0.17 to $0.25.

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•
our ability to integrate Numerex's business, operations and workforce with ours and our ability to return the Numerex business to profitable growth and to realize the anticipated benefits of the acquisition;

•	contributions to our operating results from the acquisitions we completed in 2015, 2016 in 2017;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	our ability to manage component supply issues when they arise;

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended March 31
(in thousands of U.S. dollars, except where otherwise stated)	2018		2017
	$	% of Revenue	$	% of Revenue
Revenue
Product	162,931		151,180
Services and other	23,947		10,038
	186,878	100.0%	161,218	100.0%
Cost of sales
Product	113,900		100,961
Services and other	10,878		4,762
	124,778	66.8%	105,723	65.6%
Gross margin	62,100	33.2%	55,495	34.4%

Expenses
Sales and marketing	22,425	12.0%	18,025	11.2%
Research and development	24,465	13.1%	19,311	12.0%
Administration	12,264	6.6%	10,386	6.4%
Restructuring	3,591	1.9%	373	0.2%
Acquisition-related and integration	1,765	0.9%	451	0.3%
Impairment	—	—%	3,668	2.3%
Amortization	7,466	4.0%	4,626	2.9%
	71,976	38.5%	56,840	35.3%
Loss from operations	(9,876)	(5.3)%	(1,345)	(0.8)%
Foreign exchange gain	1,115		1,099
Other income	55		9
Loss before income taxes	(8,706)		(237)
Income tax recovery	(343)		(145)
Net loss	(8,363)		(92)

Basic and diluted net earnings (loss) per share (in dollars)	$(0.23)		$—

Revenue
Revenue increased by $25.7 million, or 15.9%, in the first quarter of 2018 compared to the same period of 2017. This increase was driven by growth in each of our three reportable segments, notably in the IoT Services segment which included a full quarter of contribution from Numerex. Product revenue increased by $11.8 million, or 7.8% primarily due to growth in the Enterprise Solutions segment. Services and other revenue increased by $13.9 million, or 138.6% primarily driven by contribution from Numerex.

Gross margin
Gross margin was 33.2% in the first quarter of 2018 compared to 34.4% in the same period of 2017. This decrease was mainly driven by unfavorable product and customer mix within the OEM Solutions, partially offset by higher revenue from our higher margin Enterprise Solutions and IoT services segments including contributions from the recently acquired Numerex business.

Gross margin included stock-based compensation expense and related social taxes of $0.3 million and $0.1 million in the first quarter of 2018 and 2017, respectively.

Sales and marketing
Sales and marketing expense increased by $4.4 million, or 24.4%, in the first quarter of 2018 compared to the same period of 2017. The increase was primarily driven by costs added as a result of the Numerex acquisition and the unfavorable impact of foreign exchange.

Sales and marketing expense included stock-based compensation expense and related social taxes of $0.7 million and $0.5 million in the first quarter of 2018 and 2017, respectively.

Research and development
Research and development (“R&D”) expense increased by $5.2 million, or 26.7%, in the first quarter of 2018 compared to the same period of 2017 mainly driven by costs added as a result of the Numerex acquisition, the unfavorable impact of foreign exchange and the addition of R&D resources to support product development underpinning new design wins.

R&D expenses included stock-based compensation expense and related social taxes of $0.5 million and $0.4 million in the first quarter of 2018 and 2017, respectively. In each of the first quarter of 2018 and 2017, R&D expenses included acquisition amortization of $0.1 million.

Administration
Administration expense increased by $1.9 million, or 18.1%, in the first quarter of 2018 compared to the same period of 2017. This increase was mainly due to costs added as a result of the Numerex acquisition and the unfavorable impact of foreign exchange.

Administration expenses included stock-based compensation expense and related social taxes of $1.3 million and $1.1 million in the first quarter of 2018 and 2017, respectively.

Restructuring
In the first quarter of 2018, we commenced various efficiency and effectiveness initiatives focused on capturing synergies as we integrate the recently acquired Numerex business as well as efficiency gains in other areas of our business. We recorded restructuring costs of $3.6 million in the first quarter of 2018 compared to $0.4 million in the first quarter of 2017. We expect additional restructuring costs of approximately $0.9 million to be accrued as affected employees provide on-going services to the Company. Restructuring costs in the first quarter of 2017 were related to the relocation of our IoT Services customer support operations from Sweden to France and the United States.

Acquisition-related and integration
In the first quarter of 2018, acquisition-related and integration costs increased by $1.3 million compared to the same period of 2017 mainly related to the ongoing integration activities for recently acquired businesses within our IoT Services segment.

Impairment
No impairment charges were recorded in the first quarter of 2018. The impairment charge recorded in the first quarter of 2017 related to an intangible asset recorded on our acquisition of Wireless Maingate AB. The resulting charge was recorded due to the decision to terminate a service offering that has now been superseded by a more technologically advanced offering in our integrated IoT Services segment.

Amortization
Amortization expense in the first quarter of 2018 increased by $2.8 million mainly a result of higher acquisition-related amortization. Amortization expense for the first quarter of 2018 and 2017 included $5.5 million and $3.5 million of acquisition-related amortization, respectively.

Foreign exchange gain
Foreign exchange gain of $1.1 million for the first quarter of 2018 was comparable to the same period of 2017.

Income tax recovery
Income tax recovery increased by $0.2 million in the first quarter of 2018 compared to the same period of 2017 primarily due to a shift of earnings between jurisdictions.

Net loss
In the first quarter of 2018, net loss increased by $8.3 million compared to the same period of 2017, primarily due to higher operating expenses combined with higher restructuring and integration costs.

Net loss in the first quarter of 2018 included stock-based compensation expense and related social taxes of $2.8 million and acquisition amortization of $5.5 million. Net loss in the first quarter of 2017 included stock-based compensation expense and related social taxes of $2.1 million and acquisition amortization of $3.6 million.

SEGMENTED INFORMATION

OEM Solutions

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2018	Q1, 2017	Q1, 2018 vs Q1, 2017
Revenue	135,211	132,425	2.1%
Cost of sales	96,287	90,513	6.4%
Gross margin	$38,924	$41,912	(7.1)%
Gross margin %	28.8%	31.6%

In the first quarter of 2018, OEM Solutions revenue increased by $2.8 million, or 2.1%, compared to the same period of 2017. This increase was primarily due to continued strong demand from automotive customers, partially offset by weaker demand from customers in the transportation and energy segment.

Gross margin for OEM Solutions was 28.8% in the first quarter of 2018 compared to 31.6% in the same period of 2017. The decrease was mainly driven by unfavorable product and customer mix, including the effects of a new high-volume automotive program at lower gross margin that replaced a previous higher-margin program and additional costs incurred due to component supply constraints and related expedite fees.

Enterprise Solutions

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2018	Q1, 2017	Q1, 2018 vs Q1, 2017
Revenue	29,200	21,718	34.5%
Cost of sales	15,172	11,233	35.1%
Gross margin	$14,028	$10,485	33.8%
Gross margin %	48.0%	48.3%

In the first quarter of 2018, revenue increased by $7.5 million, or 34.5%, compared to the same period of 2017. The increase was driven by strong sales of AirLink gateway products including the RV50, MG90 and MP70, as well as significant growth in sales of fleet management products, driven by new Federal Motor Carrier Safety Administration regulations in the U.S..

In the first quarter of 2018, Enterprise Solutions gross margin was 48.0% compared to 48.3% in the same period of 2017. This slight decrease in gross margin was mainly due to unfavorable product mix related to higher volume of lower margin fleet management products, which was mainly offset by the impact of increased sales of higher margin AirLink gateway products.
IoT Services

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2018	Q1, 2017	Q1, 2018 vs Q1, 2017
Revenue	22,467	7,075	217.6%
Cost of sales	13,319	3,977	234.9%
Gross margin	$9,148	$3,098	195.3%
Gross margin %	40.7%	43.8%

In the first quarter of 2018, IoT Services revenue increased by $15.4 million, or 217.6%, compared to the same period of 2017. This increase in revenue was due to the addition of $13.4 million from Numerex, which was acquired in late 2017 as well as organic subscriber growth in cloud and cellular connectivity services.
The decrease in gross margin in the first quarter of 2018 compared to the same period of 2017 was mainly due to lower gross margin in our managed connectivity services resulting from higher one-time network upgrade costs and customer migration.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017 except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Prior quarters have been adjusted for the adoption of the new revenue standard.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$186,878	$183,533	$172,560	$173,416	$161,218	$162,429	$153,560	$156,229
Cost of sales	124,778	121,719	115,266	113,780	105,723	94,085	104,192	103,465
Gross margin	62,100	61,814	57,294	59,636	55,495	68,344	49,368	52,764
Gross margin %	33.2%	33.7%	33.2%	34.4%	34.4%	42.1%	32.1%	33.8%

Expenses
Sales and marketing	22,425	20,436	17,975	18,699	18,025	16,970	15,377	15,952
Research and development	24,465	21,828	21,044	20,470	19,311	17,645	18,015	18,237
Administration	12,264	11,379	10,560	10,579	10,386	9,708	11,435	10,286
Restructuring	3,591	245	199	259	373	—	—	—
Acquisition-related and integration	1,765	4,792	2,077	875	451	376	34	59
Impairment	—	—	—	—	3,668	—	—	—
Amortization	7,466	6,073	5,049	4,760	4,626	4,372	4,418	4,725
	71,976	64,753	56,904	55,642	56,840	49,071	49,279	49,259
Earnings (loss) from operations	(9,876)	(2,939)	390	3,994	(1,345)	19,273	89	3,505
Foreign exchange gain (loss)	1,115	1,267	1,667	3,517	1,099	(3,547)	590	(1,071)
Other income (expense)	55	38	32	(12)	9	2	23	32
Earnings (loss) before income tax	(8,706)	(1,634)	2,089	7,499	(237)	15,728	702	2,466
Income tax expense (recovery)	(343)	1,880	735	729	(145)	(5)	2,352	1,669
Net earnings (loss)	$(8,363)	$(3,514)	$1,354	$6,770	$(92)	$15,733	$(1,650)	$797
Earnings (loss) per share - in dollars
Basic and diluted	$(0.23)	$(0.11)	$0.04	$0.21	$—	$0.49	$(0.05)	$0.02
Weighted average number of shares (in thousands)
Basic	35,912	33,136	32,200	32,167	31,909	31,962	32,043	31,966
Diluted	35,912	33,136	32,735	32,766	31,909	32,367	32,043	32,430

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the first quarter of 2018 compared to results for the first quarter of 2017.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended March 31
	2018	2017	Change
Cash flows provided (used) before changes in non-cash working capital:	$4,104	$10,703	$(6,599)
Changes in non-cash working capital
Accounts receivable	2,757	14,732	(11,975)
Inventories	6,624	(6,625)	13,249
Prepaid expense and other	(5,564)	(2,050)	(3,514)
Accounts payable and accrued liabilities	1,986	(19,225)	21,211
Deferred revenue	949	(826)	1,775
	6,752	(13,994)	20,746
Cash flows provided by (used in):
Operating activities	10,856	(3,291)	14,147

Investing activities	(4,892)	(6,879)	1,987
Acquisitions	—	(3,192)	3,192
Capital expenditures and increase in intangible assets	(4,909)	(3,687)	(1,222)

Financing activities	(192)	(241)	49
Issue of common shares	672	4,621	(3,949)
Repurchase of common shares for cancellation	—	(2,779)	2,779
Taxes paid related to net settlement of equity awards	(665)	(1,027)	362
Payment for contingent consideration	—	(960)	960

Free Cash Flow (1)	$5,947	$(6,978)	12,925

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities increased by $14.1 million in the first quarter of 2018 compared to the same period of 2017, primarily due to lower working capital requirements for inventory and accounts payable.

Investing Activities
Cash used in investing activities decreased by $2.0 million in the first quarter of 2018, compared to the same period of 2017, mainly due to lower capital employed for acquisitions partially offset by higher capital expenditures.

Capital expenditures of $4.9 million in the first quarter of 2018, were higher compared to the same period of 2017, primarily as a result of the addition of capital expenditures of Numerex. Capital expenditures in the quarter were primarily for production and tooling equipment, R&D equipment, while cash used for intangible assets was primarily for capitalized software costs.

Financing Activities
Net cash used in financing activities in the first quarter of 2018 was comparable to the same period of 2017.
Free Cash Flow
Free cash flow for the first quarter of 2018 improved by $12.9 million, to $5.9 million, compared to the same period of 2017, primarily as a result of lower working capital requirements. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures and other obligations summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy. We continue to believe our cash and cash equivalents balance of $70.6 million at March 31, 2018 and cash generated from operations will be sufficient to fund our expected working capital and capital expenditure requirements for at least the next twelve months based on current business plans. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2018.

Payments due by period (in thousands of U.S. dollars)	Total	2018	2019	2020	2021	2022	Thereafter
Operating lease obligations	$25,574	$4,328	$5,852	$4,302	$5,044	$2,240	$3,808
Capital lease obligations	1,340	492	473	316	59	—	—
Purchase obligations - Contract Manufacturers(1)	124,363	124,363	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	29,997	10,922	7,100	8,900	3,075	—	—
Acquisition contingent consideration (3)	1,284	1,284	—	—	—	—	—
Other obligations	855	388	58	18	13	378	—
Total	$183,413	$141,777	$13,483	$13,536	$8,191	$2,618	$3,808

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between April 2018 and September 2018.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services.
(3) Acquisition contingent consideration relates to expected payments to be made under the performance-based earnout formulas for the MobiquiThings SAS and Blue Creation acquisitions.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2018	2017
(in thousands of U.S. dollars)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$70,588	$65,003	$74,206	$89,012	$92,545
Unused credit facilities	10,000	10,000	10,000	10,000	10,000
Total	$80,588	$75,003	$84,206	$99,012	$102,545

At March 31, 2018, we have committed capital expenditures of $5.4 million. Our capital expenditures during the second quarter of 2018 are expected to be primarily for production equipment.

Credit Facilities
We have a $10.0 million uncommitted revolving term credit facility (the "Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The Revolving Facility is for general corporate purposes, is secured by a pledge against substantially all of our assets and is subject to borrowing base limitations. As at March 31, 2018, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10.0 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of March 31, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2018	2017
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	307	461	122	123	108	108
Realized gains (losses) on hedge contracts	(6)	23	11	12	—	—
Gross margin - Non-GAAP	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	2,840	10,374	2,869	2,780	2,577	2,148
Acquisition-related and integration	1,765	8,195	4,792	2,077	875	451
Restructuring	3,591	1,076	245	199	259	373
Other nonrecurring costs (recoveries)	—	318	—	—	42	276
Realized gains (losses) on hedge contracts	(51)	419	209	210	—	—
Impairment	—	3,668	—	—	—	3,668
Acquisition-related amortization	5,534	15,486	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$3,803	$39,636	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, realized gains (losses) on hedge contracts and other nonrecurring costs (recoveries)	8,196	23,631	7,906	5,056	3,753	6,916
Amortization	10,708	30,503	8,764	7,548	7,194	6,997
Interest and other, net	(55)	(67)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	(1,166)	(7,131)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	(343)	3,199	1,880	735	729	(145)
Adjusted EBITDA	8,977	54,653	13,940	13,204	14,941	12,568
Amortization (exclude acquisition-related amortization)	(5,174)	(15,017)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	55	67	38	32	(12)	9
Income tax expense - Non-GAAP	(564)	(5,184)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$3,294	$34,519	$9,208	$7,717	$9,814	$7,780

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars per share)	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

The following table provides a reconciliation of free cash flow:

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Cash flows from operating activities	$10,856	$(3,291)
Capital expenditures and increase in intangible assets	(4,909)	(3,687)
Free Cash Flow	$5,947	$(6,978)

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three months ended March 31, 2018.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three months ended March 31, 2018.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2017 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.

Additional information related to our critical accounting policies and estimates is below:

Revenue Recognition

Product revenue includes sales from embedded cellular modules, short range wireless modules, intelligent routers and gateways, asset tracking devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs
We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in prepaid expenses and other current assets and other assets respectively in our consolidated balance sheets.

Significant judgment
We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances
Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets is comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, and cloud application services.

OUTSTANDING SHARE DATA
As of May 4, 2018, we had 35,980,133 common shares issued and outstanding, 1,705,338 stock options exercisable into common shares at a weighted average exercise price of $20.19 and 699,996 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method. Reference should be made to Note 2 of the interim consolidated financial statements for the effect the adoption of ASC 606 on previously reported financial statement line items.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We expect the adoption of the standard will have an impact to our consolidated balance sheet and we are currently assessing the impact to our statement of operations and liquidity.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three months ended March 31, 2018 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In December 2017, we filed a Petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board and a decision on institution of the proceeding is pending. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit pursuant to 35 U.S.C. §101. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. The lawsuit was administratively closed in September 2015 pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB"). In March 2017, the PTAB issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. The lawsuit has been administratively re-opened. In October 2017, a motion to dismiss the lawsuit pursuant to 35 U.S.C. § 101 was filed and has been briefed.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia. To manage our foreign currency risks, we enter into foreign currency forward contracts to reduce our exposure to future foreign exchange fluctuations. As of March 31, 2018, we had foreign currency forward contracts totalling $33.0 million Canadian dollars with an average forward rate of 1.279, maturing between April to December 2018.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact on our business of intense competition including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

•
competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Our recent acquisition of Numerex is subject to certain risks and uncertainties

On December 7, 2017, we acquired Numerex (the "Transaction"). In connection with our deliberations relating to the Transaction, we considered potential risks and negative factors concerning the Transaction and the other transactions contemplated by the merger agreement, including, but not limited to, the following:

•	the potential distraction to our current business and specific initiatives;

•	the difficulties and management challenges inherent in integrating the business, operations and workforce of Numerex with those of Sierra Wireless;

•	the difficulties and management challenges inherent in returning the Numerex business to profitable growth;

•
our assessment of the achievability of Numerex’s financial projections and our expectation that the Transaction will not be accretive to earnings per share until approximately 12 months after the closing, assuming efficiencies and anticipated growth are fully realized;

•
the risk that the anticipated benefits of the Transaction will not be realized in full or in part, including the risk that expected synergies, expected growth and expected cost savings will not be achieved or not achieved in the expected time frame;

•
the risk of diverting the attention of our senior management from other strategic priorities to implement the Transaction and make arrangements for integration of Sierra Wireless’ and Numerex’s operations and infrastructure following the Transaction;

•	risks associated with managing the technology transitions; and

•
other risks relating to acquisitions generally described below under “Risk Factors - Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits”.

Acquisitions and divestitures of other businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our company through the successful acquisition and integration of complementary businesses is an important and active component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us, reduces or postpones current or expected purchase orders for products, reduces or postpones initiation or usage of our services or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of , certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.

The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and if we are unable to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on mobile network operators to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT Services business.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.

Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.

The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The Company is currently in the final stages of readying our systems and processes to be compliant with the European Union General Data Protection Regulation (GDPR) when that regulation comes into force in late May 2018. The GDPR may result in increased costs and may impact our ability to sell our products and services.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 63% and 71% of our revenues in the three months ended March 31, 2018 and 2017, respectively. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2018	2017 As adjusted
Revenue
Product	$162,931	$151,180
Services and other	23,947	10,038
	186,878	161,218
Cost of sales
Product	113,900	100,961
Services and other	10,878	4,762
	124,778	105,723
Gross margin	62,100	55,495
Expenses
Sales and marketing	22,425	18,025
Research and development	24,465	19,311
Administration	12,264	10,386
Restructuring (note 6)	3,591	373
Acquisition-related and integration	1,765	451
Impairment	—	3,668
Amortization	7,466	4,626
	71,976	56,840
Loss from operations	(9,876)	(1,345)
Foreign exchange gain	1,115	1,099
Other income	55	9
Loss before income taxes	(8,706)	(237)
Income tax recovery	(343)	(145)
Net loss	$(8,363)	$(92)
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	(767)	1,582
Comprehensive earnings (loss)	$(9,130)	$1,490

Net earnings (loss) per share (in dollars) (note 8)
Basic and diluted	$(0.23)	$—
Weighted average number of shares outstanding (in thousands) (note 8)
Basic and diluted	35,912	31,909
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2018	December 31, 2017 As adjusted
Assets
Current assets
Cash and cash equivalents	$70,588	$65,003
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $1,850 (December 31, 2017 - $1,827)	166,892	173,054
Inventories (note 9)	46,742	53,143
Prepaids and other (note 10)	13,513	8,221
	297,956	299,642
Property and equipment	42,484	42,977
Intangible assets	103,045	108,599
Goodwill	219,384	218,516
Deferred income taxes	12,082	12,197
Other assets	13,083	12,713
	$688,034	$694,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$175,397	$175,367
Deferred revenue	6,234	7,275
	181,631	182,642
Long-term obligations (note 12)	37,495	36,637
Deferred income taxes	7,697	7,845
	226,823	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 35,979,068 shares (December 31, 2017 - 35,861,510 shares)	430,090	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 72,351 shares (December 31, 2017 – 222,639 shares)	(1,054)	(3,216)
Additional paid-in capital	26,279	27,962
Retained earnings	9,139	17,502
Accumulated other comprehensive loss (note 13)	(3,243)	(2,476)
	461,211	467,520
	$688,034	$694,644
Commitments and contingencies (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,938	$(14,426)	$361,804

Common share cancellation	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 4)	3,580,832	77,213	—	—	—	—	—	77,213
Net income	—	—	—	—	—	4,518	—	4,518
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520

Stock option exercises (note 7)	61,395	938	—	—	(266)	—	—	672
Stock-based compensation (note 7)	—	—	—	—	2,814	—	—	2,814
Distribution of vested RSUs	56,163	1,404	(150,288)	2,162	(4,231)	—	—	(665)
Net loss	—	—	—	—	—	(8,363)	—	(8,363)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(767)	(767)
Balance as at March 31, 2018	35,979,068	$430,090	72,351	$(1,054)	$26,279	$9,139	$(3,243)	$461,211
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2018	2017 As adjusted
Cash flows provided by (used in):
Operating activities
Net loss	$(8,363)	$(92)
Items not requiring (providing) cash
Amortization	10,708	6,997
Stock-based compensation (note 7)	2,814	2,126
Deferred income taxes	68	(891)
Impairment	—	3,668
Unrealized foreign exchange gain	(1,562)	(1,169)
Other	439	64
Changes in non-cash working capital
Accounts receivable	2,757	14,732
Inventories	6,624	(6,625)
Prepaids and other	(5,564)	(2,050)
Accounts payable and accrued liabilities	1,986	(19,225)
Deferred revenue	949	(826)
Cash flows provided by (used in) operating activities	10,856	(3,291)
Investing activities
Additions to property and equipment	(4,064)	(2,887)
Additions to intangible assets	(845)	(800)
Proceeds from sale of property and equipment	17	—
Acquisition of GNSS business	—	(3,192)
Cash flows used in investing activities	(4,892)	(6,879)
Financing activities
Issuance of common shares	672	4,621
Repurchase of common shares for cancellation	—	(2,779)
Taxes paid related to net settlement of equity awards	(665)	(1,027)
Payment for contingent consideration	—	(960)
Decrease in other long-term obligations	(199)	(96)
Cash flows used in financing activities	(192)	(241)
Effect of foreign exchange rate changes on cash and cash equivalents	(187)	184
Cash, cash equivalents and restricted cash, increase (decrease) in the period	5,585	(10,227)
Cash, cash equivalents and restricted cash, beginning of period	65,224	102,772
Cash, cash equivalents and restricted cash, end of period	$70,809	$92,545
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2017 audited annual consolidated financial statements except as indicated in note 2 and note 3. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2017 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	ACCOUNTING STANDARDS
Recently implemented accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method.

The following table summarizes the effects of adopting the accounting standard on our Statement of Operations and Comprehensive Earnings (Loss):

Three months ended March 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	161,793	(575)	161,218
Cost of sales	106,132	(409)	105,723
Sales and marketing	18,167	(142)	18,025
Research and development	19,477	(166)	19,311
Income tax expense (recovery)	(168)	23	(145)
Net earnings (loss) per share (in dollars)	(0.01)	0.01	—

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table summarizes the effects of adopting the accounting standard on our Balance Sheet:

As of December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Assets
Accounts receivable	$168,503	$4,551	$173,054
Inventories	53,026	117	53,143
Prepaids and other	8,006	215	8,221
Other assets	12,058	655	12,713

Liabilities
Accounts payable and accrued liabilities	172,395	2,972	175,367
Deferred revenue	5,455	1,820	7,275
Deferred income tax liability	7,702	143	7,845

Equity
Retained earnings	16,899	603	17,502

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

Changes in future accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We expect the adoption of the standard will have an impact to our consolidated balance sheet and we are currently assessing the impact to our statement of operations and liquidity.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Product revenue includes sales from embedded cellular modules, short range wireless modules, intelligent routers and gateways, asset tracking devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Remaining performance obligations
We do not disclose the value of remaining performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

As of March 31, 2018, we had $24,226 of remaining performance obligations to be recognized, 37% in 2018 and 31% in 2019.

Contract acquisition and fulfillment costs
We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in prepaid expenses and other current assets and other assets respectively in our consolidated balance sheets.

Significant judgment
We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances
Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, and cloud application services.
The following table provides the changes in contract balances:

	March 31, 2018	December 31, 2017	Change

Contract assets	2,072	852	1,220
Deferred revenue - current	6,234	7,275	(1,041)
Deferred revenue - noncurrent	3,835	3,346	489

During the quarter, $3,020 of deferred revenue was recognized in revenue.

Comparative figures
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

4.	Acquisition of Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

$
Issuance of common shares	77,346
Debt extinguishment	20,155
97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at December 7, 2017. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Cash	1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,700
Goodwill	50,642
Other working capital	(7,417)
Long-term obligations	(1,147)
Fair value of net assets acquired	97,501

The goodwill of $50.6 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill has been assigned to the IoT Services segment and approximately $5.8 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Customer relationships	9 years	26,270
Existing technology	3 years	10,210
Brand	13 years	9,220
		45,700

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	SEGMENTED INFORMATION
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

REVENUE AND GROSS MARGIN BY SEGMENT

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Three months ended March 31, 2018
Revenue	$135,211	$29,200	$22,467	$186,878
Cost of sales	96,287	15,172	13,319	124,778
Gross margin	38,924	14,028	9,148	62,100
Gross margin %	28.8%	48.0%	40.7%	33.2%
Expenses				71,976
Loss from operations				(9,876)
Total assets				688,034

Three months ended March 31, 2017
Revenue	$132,425	$21,718	$7,075	$161,218
Cost of sales	90,513	11,233	3,977	105,723
Gross margin	41,912	10,485	3,098	55,495
Gross margin %	31.6%	48.3%	43.8%	34.4%
Expenses				56,840
Loss from operations				(1,345)
Total assets				694,644

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

REVENUE BY GEOGRAPHICAL REGION

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Three months ended March 31, 2018
Americas	$28,091	$25,361	$16,166	$69,618
Europe, Middle East and Africa	35,682	1,865	6,278	43,825
Asia-Pacific	71,438	1,974	23	73,435
	$135,211	$29,200	$22,467	$186,878

Three months ended March 31, 2017
Americas	$33,850	$18,785	$2,129	$54,764
Europe, Middle East and Africa	32,377	1,513	4,930	38,820
Asia-Pacific	66,198	1,420	16	67,634
	$132,425	$21,718	$7,075	$161,218

We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended March 31, 2018 or 2017 that accounted for more than 10% of our revenue.

6.	RESTRUCTURING
In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex into the existing operations and efficiency gains in other areas of the business. In total, these initiatives have affected 61 employees in various locations and functions within the Company. During the quarter, we recorded $3.6 million in severance and other related costs associated with this initiative. Additional restructuring costs of approximately $0.9 million will be accrued as employees provide service. The remaining liability is expected to be paid out by March 2019.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the activity in the restructuring liability:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Balance, beginning of year	$540	$—
Expensed in year	3,591	373
Disbursements	(1,727)	—
Foreign exchange	1	(3)
	$2,405	$370

Classification:
Accounts payable and accrued liabilities	$2,405	$370

By restructuring intiative:
February 2017	$196	$370
March 2018	2,209	—
	$2,405	$370

7.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended March 31,
	2018	2017
Cost of sales	$313	$108
Sales and marketing	659	511
Research and development	532	430
Administration	1,310	1,077
	$2,814	$2,126

Stock option plan	$919	$691
Restricted stock plan	1,895	1,435
	$2,814	$2,126

As at March 31, 2018, the unrecognized compensation expense related to non-vested stock options and RSUs was $8,968 and $14,428 (2017 – $10,018 and $13,570), respectively, which is expected to be recognized over weighted average periods of 2.9 and 2.3 years (2017 – 3.3 and 2.2 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan

The following table presents stock option activity for the period:

	Three months ended March 31,
Number of Options	2018	2017
Outstanding, beginning of period	1,463,481	1,315,623
Granted	327,978	650,599
Exercised	(61,395)	(398,253)
Forfeited / expired	(20,513)	(13,760)
Outstanding, end of period	1,709,551	1,554,209
Exercisable, beginning of period	404,758	494,938
Exercisable, end of period	586,848	298,145

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2017, stock options exercisable into 1,888,356 common shares are available for future allocation under the Plan. Subsequently, on April 10, 2018, the Board of Directors approved the reduction of the maximum number of shares available for issue under the Plan to the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2018 was $325 (three months ended March 31, 2017 - $5,688).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended March 31,
	2018	2017
Risk-free interest rate	2.20%	1.36%
Annual dividends per share	Nil	Nil
Expected stock price volatility	55%	55%
Expected option life (in years)	4.0	4.0
Average fair value of options granted (in dollars)	$7.17	$10.78

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

Restricted share plans

The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended March 31,
Number of RSUs	2018	2017
Outstanding, beginning of period	876,741	745,974
Granted	437,932	388,275
Vested / settled	(247,138)	(228,208)
Forfeited	(6,193)	(28,847)
Outstanding, end of period	1,061,342	877,194

Outstanding – vested and not settled	196,449	169,409
Outstanding – unvested	864,893	707,785
Outstanding, end of period	1,061,342	877,194

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of share units outstanding under the Plan is not to exceed 2.6% of the number of issued and outstanding shares. Based on the number of shares

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

outstanding as at March 31, 2018, 234,779 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, our Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). These PSUs have a performance-based three year cliff-vesting criteria. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three months ended March 31, 2018 was $4,219 (three months ended March 31, 2017 – $4,632).

8.	EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended March 31,
	2018	2017 As adjusted
Net earnings (loss)	$(8,363)	$(92)

Weighted average shares used in computation of (in thousands of shares):
Basic	35,912	31,909
Assumed conversion	—	—
Diluted	35,912	31,909

Net earnings (loss) per share (in dollars):
Basic	$(0.23)	$—
Diluted	(0.23)	—

In loss periods, potential common shares are not included in the computation of diluted earnings per share, because to do so would be anti-dilutive.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

9.	INVENTORIES
The components of inventories were as follows:

	March 31, 2018	December 31, 2017 As adjusted
Electronic components	$30,371	$32,753
Finished goods	16,371	20,390
	$46,742	$53,143

10.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	March 31, 2018	December 31, 2017 As adjusted
Inventory advances	$5,798	$93
Insurance and licenses	327	608
Deposits	1,896	2,161
Contract acquisition and fulfillment costs	846	1,053
Other	4,646	4,306
	$13,513	$8,221

In the first quarter of 2018, $236 of deferred contract acquisition and fulfillment costs were expensed to sales and marketing and cost of sales.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	March 31, 2018	December 31, 2017 As adjusted
Trade payables	$89,464	$94,775
Inventory commitment reserve	1,826	1,440
Accrued royalties	14,021	14,548
Accrued payroll and related liabilities	18,743	17,572
Deferred rent	2,554	2,597
Professional services	2,365	4,153
Taxes payable (including sales taxes)	3,769	4,070
Product warranties (note 15 (a)(ii))	8,251	8,159
Sales credits	5,038	3,984
Restructuring liability (note 6)	2,405	540
Other	26,961	23,529
	$175,397	$175,367

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

12.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	March 31, 2018	December 31, 2017
Accrued royalties	$24,894	$24,318
Deferred revenue	3,835	3,346
Other	8,766	8,973
	$37,495	$36,637

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended March 31,
	2018	2017
Balance, beginning of period	$(2,476)	$(14,426)
Foreign currency translation adjustments	709	907
Gain (loss) on long term intercompany balances	(1,476)	675
Balance, end of period	$(3,243)	$(12,844)

14.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy. As at March 31, 2018, we were committed to foreign currency forward contracts totalling $33.0 million Canadian dollars with an average forward rate of 1.279, maturing between April and December 2018. We recorded an unrealized loss of $371 in Foreign exchange gain for those outstanding contracts in the three months ended March 31, 2018.

(b)    Credit Facilities

We have a $10 million uncommitted revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The Revolving Facility is for general corporate purposes, is secured by a pledge against substantially all of our assets and is subject to borrowing base limitations. As at March 31, 2018, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As at March 31, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

15.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

Three months ended March 31, 2018
Balance, beginning of period - as reported	$8,235
Effect of adoption of ASC 606	(76)
Balance, beginning of period - as adjusted	8,159
Provisions	888
Expenditures	(796)
Balance, end of period	$8,251

(b) Other commitments

We have entered into purchase commitments totaling approximately $124,363, net of related electronic components inventory of $3,963 (December 31, 2017 - $133,407 net of electronic components inventory of $5,206), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between April and September 2018.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We have also entered into purchase commitments totaling approximately $29,997 (December 31, 2017 - $33,122) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between April 2018 and March 2021.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In December 2017, we filed a Petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board and a decision on institution of the proceeding is pending. In March 2018, the Court granted our motion to dismiss the plaintiff’s claims in the lawsuit pursuant to 35 U.S.C. §101. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. The lawsuit was administratively closed in September 2015 pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB"). In March 2017, the PTAB issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. The lawsuit has been administratively re-opened. In October 2017, a motion to dismiss the lawsuit pursuant to 35 U.S.C. § 101 was filed and has been briefed.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com